EXHIBIT 99.1

Galapagos initiates Phase 1 First-in-Human study with GLPG1972, receives €3.5 million milestone from Servier

Mechelen, Belgium; 20 November 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) announced today that GLPG1972, a first-in-class candidate drug aiming at treating osteoarthritis, has been dosed in a Phase 1 First-in-Human study.  GLPG1972 has a novel mode of action discovered by Galapagos under its collaboration agreement with Servier, and has potential application in osteoarthritis.  Galapagos will receive a €3.5 million milestone payment from Servier for this achievement.

The aim of the Phase 1 study is to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of oral single and multiple ascending doses of GLPG1972.  The randomized, double-blind, placebo-controlled, single center study is being conducted in at least 40 healthy volunteers in Belgium.  In the first part of the study, single ascending doses will be evaluated.  In the second part, the new compound will be administered daily for 14 days in multiple ascending doses.  Topline results are expected in the second quarter of 2016.

"The alliance with Servier in osteoarthritis has produced a first-in-class candidate drug," said Piet Wigerinck, CSO of Galapagos. "Galapagos continues to deliver novel therapeutics from its unique target and drug discovery engine; with GLPG1972 this is the 9th Galapagos compound with a new mode of action to be brought into the clinic."

"This milestone is an important step in the Servier alliance with Galapagos aiming at developing medicines for patients suffering from osteoarthritis, a debilitating disease for which no disease modifying treatment is currently available," said Dr. Patricia Belissa-Mathiot, Director of Servier Rheumatology Innovative Pole.

In July 2010, Servier and Galapagos announced their alliance to develop new oral medicines for the treatment of osteoarthritis. Galapagos is responsible for the discovery and development of new candidate drugs against novel targets, and Servier has an exclusive option to license these candidates after the completion of the Phase 1 trial and phase 2A enabling activities. Under this agreement, Galapagos is eligible to receive up to €290 million in success-based milestones, plus royalties on commercial sales.  Galapagos also retains exclusive US commercialization rights to all commercial compounds.

About Servier

Servier is an independent French-based pharmaceutical company with a strong international presence in 145 countries.  It employs more than 21.000 people. Its development is driven by the pursuit of innovation in the therapeutic areas of cancer, cardiovascular, metabolic, central nervous system, psychiatric, bone, muscle and joint diseases.  In 2014, the company recorded a turnover of €4 billion. 28% of this turnover was reinvested in Research and Development.  More info at www.servier.com

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, three Phase 1 trials, four pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases.  Galapagos has reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  Galapagos is preparing to enter Phase 3 studies in RA and to report Phase 2 topline results with filgotinib in Phase 2 in Crohn's disease.  In the field of cystic fibrosis, AbbVie and Galapagos collaborate to develop and commercialize molecules that address mutations in the CFTR gene.  Further clinical trial initiations are expected in the CF program before end 2015.  GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, will report topline results in Q4 2015 from a Phase 2 proof-of-concept trial in ulcerative colitis patients.  GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  GLPG1972 is a novel mode of action candidate drug currently in Phase 1, with potential application in osteoarthritis.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More info at www.glpg.com

Contacts

Servier
Servier Communications Department
Tel: +33 1 55 72 60 37
presse@servier.fr

Galapagos NV
Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
ir@glpg.com	communications@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile, and timing of clinical trials, of GLPG1972.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are that Galapagos' expectations regarding its GLPG1972 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its drug candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for osteoarthritis Servier), and estimating the commercial potential of Galapagos' product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' prospectus filed with the SEC on 14 May 2015 and future filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos initiates Phase 1 GLPG1972: http://hugin.info/133350/R/1968210/719187.pdf